(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 28, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios II LLC (The Company)
Fidelity Inflation-Protected Bond Index Central Fund Fidelity Investment Grade Bond Central Fund (the funds)
File No. 811-22083
Amendment No. 22

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company. This filing also includes conformed copies of the manually signed consents of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity Inflation-Protected Bond Index Central Fund, and Fidelity Investment Grade Bond Central Fund. The fund's Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 20.

This filing serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group